Exhibit 6.   Identification of conflicts of interests relating to the issuance of credit ratings.

Conflicts of interest relating to the issuance of credit ratings by JCR

I.   Prohibited conflicts of interest

* JCR and its officers and employees are prohibited from having the following conflicts of interest.

1.   JCR issues or maintains a credit rating solicited by a person that, in the most recently ended fiscal year, provided JCR with net revenue equaling or exceeding 10% of the total net revenue of JCR for the fiscal year.

2.   JCR issues or maintains a credit rating with respect to a person associated with JCR.

3.   JCR issues, maintains, provides or discloses a credit rating with respect to an obligor or a security where JCR or a person associated with JCR made recommendations to the Stakeholder[1] of the security about any of the following matters that may materially influence a credit rating concerning the Stakeholder. (An explanation as to how the information or facts provided by the Stakeholder may affect the determination of credit rating, in accordance with the rating policies and methodologies and any matter incidental thereto shall be excluded from the prohibited conflicts.)

   i)   The corporate or legal structure of the juridical person and the composition of the principal assets and liabilities thereof, when the object of the credit rating is the assessment of the credit status of such juridical person, securities issued by such juridical person or claim pertaining to a monetary loan held against a juridical person; and

   ii)   Material matter on the structures of financial instruments or the structures of the juridical person, in cases where the object of the credit rating is the assessment of such financial instruments or juridical person issues or maintains.

4.   JCR issues or maintains a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by responsible members for credit ratings[2] or an officer or employee of the Company who has responsibility for developing or approving procedures or methodologies used for determining credit ratings.

---

[1] It shall mean a Stakeholder as stipulated in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office Ordinance No. 52, 2007). It includes a rated corporation, an issuer of financial instruments, and an arranger of financial instruments.

[2] Responsible members for credit ratings shall mean a rating analyst or a member of the collegial body that assigns final credit ratings.

5. JCR issues or maintains a credit rating where a person within JCR who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also participates in sales or marketing of a product or service of JCR or a product or service of an affiliate of JCR, or is influenced by sales or marketing considerations.

6. JCR issues or maintains a credit rating where a responsible member for the credit ratings or a Responsible Rating Director[3] who attends the Rating Committee of the Stakeholder is an officer of the Stakeholder or holds an equivalent position, or is spouse or blood relative or an in-law within the first degree of kinship of an officer of the Stakeholder or of a person who holds an equivalent position.

7. JCR issues or maintains a credit rating where a responsible member for credit ratings or a Responsible Rating Director who attends the Rating Committee of the Stakeholder directly owns[4] securities, derivatives or money market instruments of, or having other direct ownership interests in, the Stakeholder.

8. JCR issues or maintains a credit rating where a responsible member for credit ratings or a Responsible Rating Director who attends the Rating Committee of the Stakeholder directly owns[4] securities, derivatives or money market instruments of, or having other direct ownership interests in the affiliated partner of the Stakeholder.

9. JCR issues or maintains a credit rating where a responsible member for credit ratings or a Responsible Rating Director who attends the Rating Committee of the Stakeholder had an employer-employee relationship (including if he or she was an officer or equivalent) or other important business relationship with the Stakeholder in the last year and such relationship might lead to a conflict of interest, or if he or she currently has such relationship.

10. JCR issues or maintains a credit rating where a responsible member of credit ratings received, requested for or accepted the proposal of gifts, including entertainment, from any stakeholders, excluding cases where the total value of such money or goods received in the same day is three thousand Japanese yen (which is equivalent to 25 US dollars) or less (provided, total amount received from the same person of the same stakeholder on the same day) in the context of normal business activities.

11. JCR promises any stakeholders, prior to implementing the credit assessment, to provide or make available to the public a certain credit rating as a result of the credit assessment

---

[3] Responsible Rating Director means a Board Member who supervises any rating departments/divisions (a department/division that is in charge of assigning credit ratings)

[4] Such a holder includes a person who has the authority to exercise his/her voting rights or any other rights as a shareholder of the issuer, or to give instructions as to the exercise of said voting rights or any other rights, based on a money trust contract or any other contract or a person who has the authority necessary to make investments in securities, based on a discretionary investment contract or any other contracts.

(excluding an act to provide in advance any Stakeholders with a credit rating estimated based on the rating policies and methodologies and any other information incidental thereto).

12. In cases where the object of a credit rating is the assessment of the credit status of asset securitization products, JCR refuses to determine a credit rating for the assessment of the credit status of such asset securitization products, merely on the grounds that another credit rating agency had already determined a credit rating for the assessment of the credit status of such asset securitization products or the relevant underlying assets.

13. JCR has a person associated with JCR that is a broker or dealer engaged in the business of underwriting securities or money market instruments.

14. JCR issues or maintains a credit rating where a responsible member for credit ratings as well as his/her immediate family member of the employee (e.g., spouse or dependent) who lives together or shares the living expenses, either on their own account or on behalf of another person, buy or sell or engage in any securities transactions issued by the stakeholders to which the responsible members assign ratings, or derivatives (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder).

15. When an issuer or the subject of the rating has, or is simultaneously pursuing, regulatory function over JCR (e.g., governments), JCR uses the same employees for conducting its credit rating actions as those in liaison with its Regulatory Agency.

16. The compensation of the Chief Compliance Officer shall be linked to the financial performance of JCR.[5]

II. Conflicts of interest to be managed

* *This is the list of actual and potential conflicts of interest which are necessary to be managed. Please see Exhibit 7 "Conflicts of Interest Management Policy", for how JCR manages these conflicts of interest, when these conflicts are materialized.*

1. JCR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. JCR is paid by obligors to determine credit ratings with respect to the obligors.

3. JCR receives fiscal benefit such as a significant amount of money etc., as a compensation for business other than the credit rating activities.

---

[5] It is classified into Specified Acts in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office Ordinance No. 52, 2007).

4. JCR is financed, guaranteed or secured the payment by a stakeholder.

5. A stakeholder underwrites securities issued by JCR.

6. A stakeholder has the voting rights of JCR.

7. JCR receives a considerable amount of payments from a stakeholder.

8. Responsible Members for credit ratings approach a Stakeholder to become an Officer (or the equivalent) of the Stakeholder.

9. In case that a rating analyst or a Rating Committee member who retired from JCR has become an officer or employee of the Stakeholders which he/she was involved in the rating process of the relevant Stakeholders.

10. A responsible member for credit ratings as well as his/her immediate family member of the employee (e.g., spouse or dependent) who lives together or shares the living expenses, buys, sells, or otherwise deals in securities[4], posing a potential conflict of interest except any transactions falling under "prohibited conflicts" prescribed in the preceding chapter.

11. A responsible member for credit ratings directly owns securities[4] or has other direct ownership interests in, issuers or obligors subject to a credit rating determined by JCR, except any holdings falling under "prohibited conflicts" prescribed in the preceding chapter.

12. Officers and employees other than persons involved in determining credit rating as well as their immediate family member of the employee (e.g., spouse or dependent) who lives together or shares the living expenses, engage in securities transactions involving securities issued by the stakeholders related to the credit ratings assigned by JCR that has been publicly announced (including any officer or employee who is aware of the stakeholder, even though the stakeholders have not been publicly announced).

13. Officers and employees, other than persons involved in determining credit ratings, directly own securities[4] or money market instruments of, or have other direct ownership interests in[4], issuers or obligors subject to a credit rating determined by JCR.

14. A responsible member for credit ratings consecutively participates in the process of issuing credit ratings for the same stakeholder.

15. Rating fee income affects the remuneration and performance evaluation of responsible members for credit ratings.

16. JCR allows officers and employees of JCR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by JCR and to receive the compensations.

17. A responsible member for credit ratings or a Responsible Rating Director who has a personal relationship with an officer or an employee of the Stakeholder or their representative which might lead to an actual or perceived conflict of interest involved in the credit rating process related to the Stakeholder.

18. A director participates in the process of issuing credit ratings, including the attendance at the Rating Committees.

19. JCR is paid by persons for subscriptions to receive or access the credit ratings of JCR and/or for other services offered by JCR where such persons may use the credit ratings of JCR to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical organization".

20. JCR is paid by persons for subscriptions to receive or access the credit ratings of JCR and/or for other services offered by JCR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by JCR.